Offering Memorandum: Part II of Offering Statement
(Exhibit A to Form C)
July 14, 2025

ConsumerDirect, Inc.



2983 Michelson Drive
Irvine, CA 92612
http://consumerdirect.com

Up to $4,999,999.95 of Series B Non-Voting Common Stock at $0.33 Per Share
Minimum Target Amount: $20,000.31 totaling 60,607 Shares

ConsumerDirect, Inc., a Nevada corporation incorporated on August 6, 2003 ("ConsumerDirect", the "Company", "we", "us", "Issuer", or "our"), is offering up to 15,151,515 shares* of its Series B Non-Voting Common Stock, par value $0.001 per share (the "Securities" or "Shares") for a total offering of up to $4,999,999.95 (the "Maximum Amount") under Regulation CF (the "Offering"). Purchasers of Shares are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is 60,607 Shares and $20,000.31 (the "Target Amount"). This Offering is being conducted on a best-efforts basis, and the Company must reach its Target Amount by September 30, 2025 (the "Target Date").

The Company is filing this material Form C/A to update the Company's officers. Exhibit A to the Form C filed by the Company on May 15, 2025 is hereby amended and superseded in all respects by this Form C/A.

* The maximum number of Shares issued may be higher to account for Bonus Shares. See Perks info below.

Unless the Company raises at least the Target Amount under this Regulation CF Offering by the Target Date, no Shares will be sold in this Offering, the investment commitments will be cancelled, and committed funds will be returned to Investors. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct multiple closings, provided that the Offering has been posted for at least 21 days and that Investors who have committed funds will be provided notice five business days prior to the closing.

The minimum amount of Shares that can be purchased is $1,000.23 per Investor (representing 3,031 Shares), at a price per Share of $0.33, provided that the Company may waive the per-

Investor minimum in its sole and absolute discretion. The offer made herein is subject to modification or withdrawal at any time.

Investment commitments may be accepted or rejected by the Company in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Shares at any time and for any reason. Any investment in this Offering must be completed through our intermediary, DealMaker Securities LLC (the "Intermediary"). The Securities and Exchange Commission file (the "SEC") number of the Intermediary is 008-70756, CIK 0001872856, and the Central Registration Depository number is 315324. All committed funds will be held in escrow with Enterprise Bank & Trust (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary can reject any investment commitment and may cancel or rescind the Company's offer to sell the Shares at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements which are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "might," "should," "would," "can have," "could," "likely," "outlook," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

If we become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we intend to take advantage of the provisions that relate to "Emerging Growth Companies under the Jumpstart Our Business Startups Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

PERKS / BONUS SHARES

Amount Invested	When Investment Closes	
	Tier 1 First 30 Days of Offering	Tier 2 Thereafter
At least $1,000	5% Bonus Shares	No Bonus
$2,500 to $4,999.99	7% Bonus Shares	4% Bonus Shares
$5,000 to $9,999.99	9% Bonus Shares	6% Bonus Shares
Over $10,000	11% Bonus Shares	8% Bonus Shares
First 200 Investors Regardless of Investment Amount	An additional 3% Bonus Shares in addition to the above Bonus Shares	N/A

NOTE – an investor will be eligible for only one bonus level per investment. With the exception of the Early Bonus, bonuses are not cumulative or stackable, and an investor will receive only the highest level of bonus shares for which the investment is eligible (plus Early Bonus shares, if applicable). Bonus Shares will be issued simultaneously with the issuance of Shares purchased in the Offering and will be the same class of shares and subject to all of the same terms and conditions as the Shares purchased in the Offering.

"Investment Closes" means the investor has signed, funded, passed all compliance requirements, has been accepted by the Company, and funds have been released from escrow to the Company.

Time-based Perks begin on the day this Offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date for Tier 1. Tier 2 begins at the end of Tier 1.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Shares only in jurisdictions where such offers and sales are permitted. You should assume the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of the sale of any Shares in connection with this Offering. The Company's business, financial condition, results or operations, or prospects may have changed since the date of this Form C.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily incomplete and selective. Any such summaries are qualified in their entirety by the actual agreement or document to which it refers. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Questions and answers may only be communicated through our Offering landing page on the Intermediary's website.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

BUSINESS

Company Overview

ConsumerDirect, Inc. ("ConsumerDirect" or the "Company") is a C Corporation organized under the laws of the state of Nevada. The Company is headquartered at 2983 Michelson Dr., Irvine, CA 92612, United States. As of May 1, 2025, the Company has approximately 100 employees.

ConsumerDirect operates in the financial services industry, offering a comprehensive financial platform to empower individuals in managing their credit, money, and privacy.

The Company's business model revolves around a partner-to-consumer subscription model (B2B2C) approach, co-branding and white-labeling its platform to over 3,800+ active commissionable monthly partners and growing, fostering long-term relationships and resulting in positive net partner retention. ConsumerDirect's mission is to provide powerful tools for individuals to achieve their financial potential. The platform integrates unique and patented technologies with a focus on helping consumers control their credit, money, and privacy. ConsumerDirect is a financial technology company that provides innovative solutions to be the one-stop shop for consumers to manage their credit, money, privacy and lending. We operate through a dual revenue stream model, selling into both direct-to-consumer (D2C) and B2B2C markets. This diversified approach allows us to generate recurring revenue while scaling our impact across multiple financial ecosystems.

ConsumerDirect's products and services, including features like ScoreBoost, Money Manager, PrivacyMaster, ScamAssist + Resolve, and ScoreBuilder, all enhanced with the Company's artificial intelligence called Max AI, are designed to maximize credit scores and provide financial education. The Company's offerings are accessible to over approximately 300,000+ net active monthly subscribers.

The Company's Addressable Markets, Performance and Scalability

Massive Market Need: Over 92 million borrowers can qualify for better financial products using the right tools. We provide tools to help consumers control their future scores & qualify for better rates.

Proven Performance: ~$102 million of gross revenue in 2024, 300,000+ net active monthly subscribers, and consistent profitability.

Scalable Business Model: 518% gross revenue growth since 2019, resulting in over 3,800+ active commissionable monthly partners and growing, fostering long-term relationships and resulting in positive net partner retention.

The Company holds 22 granted patents and multiple registered trademarks to help give it a unique position in the marketplace.

Industry

ConsumerDirect operates within the evolving U.S. financial services landscape, focusing on credit score accessibility and consumer financial empowerment.

As of 2024, the Total Addressable Market (TAM) includes approximately 109.8 million adults in the U.S. who are seeking new credit. Within that, the Serviceable Available Market (SAM) consists of 23.5 million individuals hindered by lower credit scores—a segment that is poised to grow due to rising delinquency rates, tighter lending standards, and economic uncertainty.

ConsumerDirect currently serves 300,000+ net active monthly subscribers, representing 0.08% of the TAM and 1.20% of the SAM, highlighting substantial room for growth. The Company is well-positioned to capitalize on this market gap by offering solutions that help consumers understand and address credit mispricing, access personalized financial insights, and improve their overall financial health. Through its commitment to transparency, innovation, and consumer advocacy, the Company aims to expand its share within this critical and growing segment of the financial services industry.

Competitors

ConsumerDirect faces competition in the financial services market, with notable competitors including Experian, Equifax, TransUnion, and Credit Karma. Experian, as the industry leader, poses primary competition, while Equifax and TransUnion hold significant market share, particularly in credit reporting services. We are also a customer of Experian, TransUnion, and Equifax, utilizing their services as part of our business operations. Credit Karma, with its comprehensive approach to credit and financial wellness, is also a direct competitor of similar size and development.

Despite a competitive landscape, we believe ConsumerDirect distinguishes itself in the financial services industry by offering a comprehensive financial platform with unique features such as ScoreBoost, Money Manager, PrivacyMaster, ScamAssist + Resolve, and ScoreBuilder, all enhanced with the Company's artificial intelligence called Max AI. The Company's strategic B2B2C model, co-branding and white-labeling its platform to over 3,800+ active commissionable monthly partners and growing, diverse revenue stream model, and its mission to empower consumers in their financial journeys, contribute to its differentiated position in the market.

Current Stage and Roadmap

Current Stage
The current development stage of ConsumerDirect reflects a thriving and dynamic company, evidenced by its strong financial performance, innovative product offerings, and strategic partnerships with over 3,800+ active commissionable monthly partners and growing. With proven D2C and B2B2C business models, profitability, and 32% net revenue growth over the past 2 years, the company stands as an established player in the financial services industry.

Future Roadmap
Looking ahead, ConsumerDirect envisions expanding its market reach by connecting consumers to lenders for the best loans and credit offerings through initiatives like myLONA, ramping up D2C marketing, and continuing to scale its privacy platform Hogo. The Company aims to solidify its position by leveraging advanced predictive modeling technology and adapting its platform to meet the evolving needs of consumers in the dynamic financial landscape.

Former Names

Incorporated on August 6, 2003 in Nevada, the Company was formerly known as MyPerfectCredit, Inc., Pathwaydata, Inc., and Platform Technology and Service Corporation, Inc.

Recent Offerings of Securities
We have made the following issuances of securities within the last three years:

From December 2023 to March 2024, the Company conducted a Regulation CF offering on StartEngine, pursuant to which it issued 4,785,205 shares of Series B Non-Voting Common Stock for cash proceeds of $506,352.48 net of investor fees, calculated at a valuation of $151.31M. The Company used the proceeds of this offering for working capital and general corporate purposes, which included without limitation product development, marketing, and operational costs.

Beginning concurrently with this Offering, we are engaged in an offering under Regulation D Rule 506(c), pursuant to which we are selling shares of the Company's Series A Voting Common Stock for $0.33 per share. This Rule 506(c) offering also includes bonus share perks that differ from those offered under this Offering. We plan to use the funds raised in the Regulation D offering for working capital and general corporate purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations together with our audited financial statements and related notes

appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to several factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Operating Results - 2024 Compared to 2023

Net Revenue

For fiscal year 2024, net revenue reached $93,223,418, up from $84,355,223 in 2023. This ~10.5% increase is largely due to an expanding customer base, enhancements in our B2B2C network, and higher average revenue per user.

Cost of Sales

Cost of revenue for fiscal year 2024 totaled $11,792,157, an increase from $9,992,271 in the previous year. This rise is primarily driven by greater utilization of credit-related services and the expansion of our customer base.

Gross Profit and Gross Profit Margin

Gross profit for 2024 was $81,431,261, compared to $74,362,952 in 2023. The gross profit margin was ~87% in 2024, down from ~88% in 2023. This decrease in gross profit margin is mainly attributable to the increased costs associated with the higher utilization of credit-related services.

Expenses

Total expenses for 2024 amounted to $76,810,628, up from $72,927,447 in 2023. This increase in expenses is linked to higher marketing and variable operational costs due to expanding customer base.

Net Income

Net income for 2024 was $1,915,615, marking an increase from $1,631,888 in 2023. The growth in net income can be attributed to the significant rise in net revenues, which offset the increases in operating and financial expenses.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $4,540,908.00.

Currently, the Company has contemplated additional future sources of capital, including potential lines of credit, strategic partnerships, and capital raises. The Company is also conducting a concurrent offering under Regulation D Rule 506(c), pursuant to which we are selling shares of the Company's Series A Voting Common Stock for $0.33 per share. This Rule 506(c) offering also includes bonus share perks that differ from those offered under this Offering. The terms of any future potential capital raises would be disclosed at the time of such offerings.

Debt

On April 11, 2023 ("Commencement Date"), the Company entered into a promissory note agreement with JP Morgan Chase Bank (the "Lender") for $330,736 with an interest rate of 6.33% per annum. Interest is calculated on a 360 day a year basis with each month consisting of 30 days. During the base term, the Company will pay monthly installments of principal and interest in the amount of $10,111 for 36 months. The first installment payment is to be paid one month after the Commencement Date and all subsequent installment payments are to be paid on the same day of each month thereafter until paid in full. The Company has granted the lender a security interest into various pieces of equipment pursuant to the terms of the agreement. As of December 31, 2024, the remaining outstanding balance was $190,970, of which $107,806 is current.

In September 2021, the Company entered into a line of credit agreement with a bank that allows the Company to borrow up to $10,000,000. On March 25, 2022, the Company entered into an amendment to increase the total borrowing amount to $15,000,000, and to change the interest rate from Adjusted LIBOR Rate, calculated as the sum of 3.75% and the greater of 0.50% or the published rate for a one-month interest period, to Secured Overnight Financing Rate (SOFR), plus 4.25%, and the amendment added a non-usage fee of 0.45% per annum, paid monthly on the unused portion of the facility. Outstanding interest is due monthly under the terms of the agreement.

On June 6, 2024, the Company entered into a third amendment of the line of credit. This amendment converted $8,500,000 to a term loan. The total borrowing base on the line of credit was reduced to $6,000,000, with monthly interest only payments due commencing July 1, 2024, and any remaining principal and interest balance due June 6, 2026. As of December 31, 2024, the remaining outstanding balance was $4,015,000.

During the year ended December 31, 2024, the Company converted $8,500,000 of the outstanding line of credit to a term loan, with quarterly payments of principal plus interest of $531,250, beginning July 1, 2024, with any remaining balance due June 6, 2026. The term loan bears interest at SOFR plus 3.75%. As of December 31, 2024, the remaining outstanding balance was $6,906,250, of which $1,593,750 is current.

As of December 31, 2024, the Company has capital resources available in the form of a line of credit for $1,985,000 from JP Morgan Chase Bank, a receivable from a shareholder in the amount of $6,989,073, and $4,540,908 cash on hand.

The line of credit agreement contains certain financial and nonfinancial covenants with which the Company was in compliance with or had obtained a waiver of as of December 31, 2024.

As of December 31, 2024, the amount available under the line of credit was $1,985,000.

During the year ended December 31, 2022, the Company entered into an equipment line of credit with the same Lender that extended the line of credit. The equipment line is open to purchase assets, and at a future point in time, convert to a note payable. The equipment line of credit is subject to the same interest rate until converted as the line of credit.

As of December 31, 2024, $150,432 was outstanding on the equipment line of credit.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Bryan Coulter
David Bryan Coulter's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- Position: Founder, Chairman of the Board, Chief Executive Officer, President, Treasurer, and Director
- Dates of Service: May 2003 - Present
- Responsibilities: Provides the strategic vision and leadership that drive the company's mission and growth. Sets overall business objectives, guides executive decision-making, and ensures the company's long-term success in alignment with its core values and market opportunities.
- Holds multiple patents in credit optimization and financial technology.

Other business experience in the past three years:

- Title: Board Member, Emerson Maintenance Association
- Dates of Service: November 2023 – October 2024
- Responsibilities: Served on the board of directors for the Homeowners Association where he resides. It was a non-compensated position.

Name: Steve R. Reger
Steve R. Reger's current primary role is with the Issuer.
Positions and offices held with the issuer:

- Position: Chief Sales Officer (April 2025 – Present); Executive Vice President of Sales (April 2015 – March 2025)
- Responsibilities: Leads all B2B and B2B2C sales efforts, driving revenue growth through strategic partnerships and market expansion. This role oversees sales operations, builds key client relationships, and ensures the execution of effective sales strategies to maximize business opportunities.
- 27-year credit industry veteran and former Senior Director at TransUnion.

- Expert in fraud prevention, consumer credit solutions, and enterprise partnerships.

Name: Vannak Kho Payabyab

Vannak Kho Payabyab's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

- Position: Controller
- Dates of Service: November, 2005 – Present
- Responsibilities: Manages the Accounting and Billing department.

Name: Chris Peery

Chris Peery's current primary role is with the Issuer.
Positions and offices held with the issuer:
- Positions and Dates of Service: Chief Revenue Officer (April 2025 to Present); Chief Technology Officer (January 2005 to March 2025); Chief Marketing Officer (July 1, 2024 to March 2025)
- Responsibilities: Oversees all revenue-generating functions of the company, including sales, marketing, partnerships, customer engagement and success, and AI-driven personalization strategies. Responsible for aligning these departments to drive sustainable growth, improve customer acquisition and retention, and maximize customer lifetime value. Ensures our technology continues to drive user growth and production adoption.

Name: Jon Swinth

Jon Swinth's current primary role is with the Issuer.
Positions and offices held with the Issuer:

- Positions and Dates of Service: Chief Technology Officer (April 2025 to Present); Director of Technology (April 2022 – April 2025)
- Responsibilities: Leads the Company's technology strategy, overseeing the development, security, and innovation of products and systems to drive business growth and efficiency.
- 20+ years directing cloud technology, software development, and information security
- Orchestrates bright ideas into workable, reliable, and resilient products

Name: Mee Jee Pineda

Mee Jee Pineda's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- Position: Chief Operating Officer
- Dates of Service: March, 2007 – Present
- Responsibilities: Oversees the project management, compliance, and support teams, ensuring operational efficiency and alignment with the Company's strategic goals.

Responsible for driving process improvements, maintaining regulatory compliance, and optimizing cross-functional collaboration to support business growth and performance. Ensures seamless execution of our business strategy and expansion initiatives. Plays a key role in keeping our products at the forefront of the financial services industry.

Other business experience in the past three years:
- Employer: Camada Corp
- Title: President
- Dates of Service: October, 2014 - Present
- Responsibilities: Manages operations of the company

Name: Theodore Russell Schrock
Theodore Russell Schrock's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
- Position: Chief Data Scientist
- Dates of Service: April, 2021 – Present
- Responsibilities: Responsible for the Company's data strategy, analytics, and financial modeling. Oversees data governance, data product development, optimizing financial tools for better decision-making, AI/ML initiatives, and cross-functional data intelligence and integration. Manages financial planning, modeling, and sales compensation design in close partnership with leadership across key functions. Develops predictive modeling and automation to make financial insights more actionable.
- 13+ years in quantitative research, analytics, and business strategy.

Name: Samantha Trovato
Samantha Trovato's current primary role is with the Issuer.
Positions and offices held with the issuer:
- Position: Chief Product Officer (January 2025 – Present); Vice President of Product (May 2020 – December 2024)
- Responsibilities: Leads the vision, strategy, and execution of the Company's product roadmap, ensuring alignment with business goals and customer needs. Oversees product design and development, product management, user experience, and innovation to drive growth and market differentiation. Creates user-first solutions that grow revenue. Key visionary for SmartCredit, Hogo, and TheLendingScore.com with 16 granted design patents.
- 10+ years blending MA-level design craft with data-driven product leadership to turn complexity into impact.

Name: Jimena Cortes
Jimena Cortes's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- Position: Board Member, Vice President of Product Partnerships
- Dates of Service: May 2016 – Present
- Responsibilities: Drives strategic collaborations to expand the Company's product offerings and market reach. Responsible for identifying, developing and managing key partnerships that enhance product innovation and business growth. Serves on the Board of Directors.

Name: Rachelle Alexander

Rachelle Alexander's current primary role is with the Issuer. Positions and offices currently held with the issuer:

- Position: Board Member, Senior Vice President of Support, Corporate Secretary
- Dates of Service: January, 2004 – Present
- Responsibilities: Leads the strategy and operations for delivering exceptional customer support and engagement. Ensures service excellence, drives customer satisfaction, and implements initiatives to enhance the overall customer experience and retention.

Other business experience in the past three years:
- Employer: The Tabitha Outreach Foundation
- Title: Board Member
- Dates of Service: April 2023 – Present
- Responsibilities: Sits on the board of a charity foundation to help make decisions to best service a school in Kenya.

Name: Eric L. Taylor

Positions and offices currently held with the issuer:
- Position: Board Member
- Dates of Service: June 2008 – Present
- Responsibilities: Board Member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our capital stock as of May 1, 2025, by each person whom we know owned, beneficially, more than 20% of the outstanding voting equity securities, calculated on the basis of voting power. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares beneficially owned.

- Stockholder Name: The DB7C-2002 Trust - David B. Coulter Trustee - Sole Settlor
    - 779,983,265 shares of Series A-1 Preferred Stock
    - 183,703,994 shares of Series A Voting Common Stock
    - Combined Voting Power: 96.62%

RELATED PARTY TRANSACTIONS

Name of Stockholder: David B. Coulter - CEO

Stockholder Relationship to Company: Beneficial owner of 20% or more of the Company's outstanding voting equity securities

Equity Receivable – Stockholder Advances
From time to time, generally on a monthly basis, the Company provides cash advances to a stockholder who owns more than 20% of the voting securities of the Company. Each monthly advance is recorded as a separate equity receivable on the Company's books and is governed by the following terms:

- Each advance constitutes a new loan with a five-year maturity.

- Principal and interest are due in full at the end of the term.

- The interest rate is set based on the monthly Applicable Federal Rate (AFR) published by the Internal Revenue Service at the time each loan is made.

Material Terms:
As of December 31, 2024 and 2023, the outstanding balances under these equity receivables were approximately $6,989,073 and $9,020,943, respectively.

Governance and Oversight:
All such transactions were reviewed and approved by the Board of Directors.

Corporate Credit Card Program – Personal Guarantee by Stockholder
The Company maintains one or more corporate credit card accounts, with credit limits exceeding $10 Million in the aggregate, that are personally guaranteed by the same stockholder referenced above. As consideration for the personal financial liability associated with the guarantee, the Board of Directors approved a policy granting the stockholder the right to retain all credit card points, rewards, and ancillary benefits associated with such corporate credit card usage.

These credit card programs typically offer a standard cash-back feature of approximately 2% of the transaction amount.

Material Terms:
For the years ended December 31, 2024 and 2023, the stockholder received approximately $1,200,000 and $1,100,000, respectively, in cash back and rewards.

Governance and Oversight:
This arrangement was reviewed and approved by the Board of Directors.

USE OF PROCEEDS

If we raise the Target Amount of $20,000.00, we plan to use these proceeds as follows:
- The Intermediary Fees 8.5%
- Offering Expenses and Fees 91.5%

If we raise the maximum amount of $4,999,999.95, we plan to use these proceeds as follows:
- The Intermediary Platform Fees 8.5%
- Offering Expenses and Fees approximately 2%
- We plan to use the remaining funds raised in this offering for working capital and general corporate purposes.

We cannot estimate with certainty the amount of net proceeds to be used for any particular purpose described above. We may find it necessary or advisable to use the net proceeds we receive from this Offering for other purposes, and we will have broad discretion in the application of such net proceeds. Pending the uses described above, we intend to invest the net proceeds, if any, from this Offering in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this Offering are not critical to our Company operations but will be used for working capital and for general corporate purposes. Our primary motivation for this Offering is to acquire new shareholders in anticipation of a potential direct public listing of our shares on a national securities exchange. We have engaged a U.S. based investment banking firm to advise on a potential direct public listing, and we have secured the stock ticker symbol CNDR. However, any statements regarding a potential public direct listing are forward-looking statements, and there is no guarantee, or implied guarantee, that we will engage in, or be successful in, a direct public listing. If we are successful, the value of your shares may or may not increase, and there is a risk the value of your shares may decrease and even go to zero. Any potential direct public listing referenced in this Offering is dependent on a number of factors, including, but not limited to, SEC and securities exchange approval(s). As of the date of this Offering, we have not submitted any registration statement to the SEC or any application to any securities exchange, and we cannot guarantee or provide assurances that we will ever do so, nor that they will be approved if we do.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
We believe the funds from this campaign are not necessary for the viability of the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
If the Company raises the minimum offering amount of $20,000, we anticipate the Company will be able to operate in perpetuity.

How long will you be able to operate the company if you raise your maximum funding goal?
If the Company raises the maximum offering amount of $4,999,999.95, we anticipate the Company will be able to operate in perpetuity.

VALUATION

Pre-Money Valuation (PMV): $500,000,000.00 (actual $497,994,410)

Valuation Details

ConsumerDirect is seeking investment at a pre-money valuation of ~$500,000,000. This valuation is based on a careful analysis of several key factors that contribute to the Company's value proposition. In this analysis, we discuss the market opportunity of our core product, SmartCredit, the revenue growth and scalability of the business model, innovative product features, sustained historical profitability, and the potential for additional subscription revenue.

A. Market Presence and Subscriber Base
SmartCredit has achieved strong market traction with more than 300,000+ net active monthly subscribers through over 3,800+ active commissionable monthly partners and growing. These impressive figures highlight the product's popularity and well-established recurring subscriber base with positive net partner retention. The significance of this subscriber base underscores the potential foundation for further growth over time.

These characteristics contribute to the overall value of the Company, as they represent the established core revenue. In the total PMV calculation, the factor of market presence and subscriber base plays a crucial role. It directly influences the valuation of the Company by indicating the potential for revenue generation and future growth. We also believe the large active partner and subscriber base represents a robust audience to spur new economic growth opportunities in the form of new subscriber referrals, affiliate revenue share through new myLONA add-on services, and alternative subscription products. These alternative revenue streams signify a potential for higher customer lifetime value.

B. Revenue Growth and Scalable Business Model
The consistent annual revenue growth, particularly in recurring subscription revenue generated through the over 3,800+ active commissionable monthly partners and growing, many of which are underserved and unrecognized small businesses that we have built specific technology to address, serves as a testament to the resilient and scalable business model. This partner-based revenue growth, in addition to increased direct-to-consumer revenue, illustrates that ConsumerDirect can not only attract new subscribers directly but also through partners.

Additionally, our technology has scalability that the business model growth requires for increased subscriber growth and revenue generation through multiple streams. The 518% gross revenue increase from 2019 to 2024 profitably contributes to the value and positioning of the Company by showing its ability to generate sustainable returns and providing a positive outlook for future growth and cashflow generation. Therefore, we believe the revenue growth contributes to the value of the Company and the PMV calculation.

C. Revenue Multiples

We believe the current market median gross revenue multiple for Software as a Service (SaaS) company valuations is ~6x, according to an analysis of publicly available market information. By this measure, annual gross revenue of ~$83M would be needed to support a $500,000,000 PMV. We believe that our 2024 gross revenue of ~$102M amply justifies a $500,000,000 PMV by this measure.

Additionally, factors such as market presence, strong subscriber base, historical revenue growth, scalable business model, innovative product features, intellectual property, profitability, unique market position, and growth potential all contribute to the value of ConsumerDirect. See the sections below for details on these factors.

D. Innovative Product Features

ConsumerDirect's development pipeline includes innovative and original product features that enhance the products' value proposition to existing and prospective partners and consumer subscribers. These features are designed to expand the scope of valuable services offered by ConsumerDirect, differentiating it from its competitors. In addition to the development pipeline, there have been 22 patents granted that cover multiple core product features, including the coveted Future Credit Score which helps consumers understand where their credit score is, where it can go, and by when.

We believe the introduction of these new features will attract more subscribers and further engage the existing subscriber base, contributing to the product's growth potential and maximizing subscriber lifetime value. The innovative product features represent revenue potential and are a component of the value of the Company, further justifying the PMV calculation. This includes the new myLONA tool that will help match subscribers and financing institutions once a future credit score is achieved.

E. Profitability & Revenue

Over the years, the Company has consistently maintained profitability. This financial stability is a strong indication of the Company's ability to generate positive returns. The consistent profitability of the Company indicates effective cost management, revenue generation, and a solid foundation for future growth. Profitability is a favorable factor that contributes to the value of the Company by demonstrating its ability to generate sustainable returns and financial steadiness as noted above in the 518% increase in gross revenue since 2019.

The B2B2C model has proven to be a successful driver of new growth, and as the revenue is recurring, it compounds over time. We believe the profitability and revenue of the Company favorably contribute to the value of the Company, further justifying the $500,000,000 PMV.

F. Market Growth and Position

The ongoing growth of the SaaS market, coupled with the Company's position within it, further supports the proposed PMV of $500,000,000. As the personal finance and privacy SaaS markets expand, there is a greater demand for innovative and reliable applications like SmartCredit, especially for underserved and unrecognized small businesses. Our well-established presence in the personal finance software market, coupled with the aforementioned factors, positions ConsumerDirect for continued growth and success.

In summary, this valuation considers the revenue generated from this subscriber base with a well-established and growing subscriber base seen in growing SaaS companies. We believe there is a higher likelihood of continued revenue generation through various channels, such as in-product or in-app purchases, affiliate revenue-share, complementary add-on services, and premium subscription options, for which ConsumerDirect already has an audience of more than 300,000+ net active monthly subscribers through over 3,800+ active commissionable monthly partners and growing.

The larger our partner base, the greater the potential for revenue growth. Our unique product features represent revenue potential and are a component of the value of the Company and are attractive to potential partners in the credit, money, and privacy spaces. Moreover, the consumer-subscriber base provides an opportunity for further expansion and growth. As more subscribers join and engage with our products over time, there is potential for increased revenue through more economical subscriber acquisition, retention, and monetization strategies. This growth potential is an asset for the company and contributes to its overall PMV calculation.

G. Conclusion

In conclusion, ConsumerDirect's current market presence, growing market opportunity, and partner and consumer subscriber bases all contribute significantly to the Company's valuation. The established core recurring and new revenue opportunities demonstrate the Company's market success and revenue-generating potential. These factors are carefully considered in the overall PMV calculation to assess the value of the Company.

Therefore, considering the strong market presence, revenue growth, revenue multiples from industry comparisons, profitability, innovation, and differentiated product features, plus the potential for additional channels of revenue, we believe a pre-money valuation of $500,000,000* is reasonable for ConsumerDirect as of May 2025.

Disclaimer

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:(i) all preferred stock is converted to common stock;(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) all shares reserved under the New Plan (as described in the below section) are issued. In making this calculation, we have not included the potential issuance of the Potential Partner Warrants (defined in the following section "Our Securities").

OUR SECURITIES

Capital Structure; Rights of the Securities

The Company has authorized Series A-1 Preferred Stock, Series A Voting Common Stock, and Series B Non-Voting Common Stock.

Series A-1 Preferred Stock

The amount of authorized Preferred Stock is 1,000,000,000 shares, of which there are authorized and outstanding 779,983,265 shares of Series A-1 Preferred Stock as of May 1, 2025. Additionally, there are 220,016,735 authorized shares of blank check preferred stock which have not been designated as a Series and none of which are issued or outstanding.

Voting Rights
Shares of Series A-1 Preferred Stock have five (5) votes per share.

Material Rights

Shares of Series A-1 Preferred Stock have a liquidation preference equal to $0.00603 per share, subject to adjustment as set forth in the Company's Amended and Restated Articles of Incorporation, as amended (the "Articles of Incorporation"). The Series A-1 Preferred Stock also have five (5) votes per share and vote together with the Series A Voting Common Stock as a single class on an as-converted basis. At any time when any shares of Series A-1 Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter, change or repeal any provision of the Articles of Incorporation of the Company in a manner that adversely affects the powers, preferences, rights or privileges or restrictions of the Series A-1 Preferred Stock, without (in addition to any other vote required by law or the Articles of Incorporation) the written consent or affirmative vote of the holders of at least sixty-six and two-thirds percent (66.67%) of the then-outstanding shares of Series A-1 Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Series A Voting Common Stock

The amount of authorized Series A Voting Common Stock is 2,000,000,000 shares, with a total of 326,526,799 shares outstanding as of May 1, 2025.

Voting Rights

Except as otherwise required by law or the Company's Articles of Incorporation, the holders of the Series A Voting Common Stock possess exclusively all voting rights and power with reference to corporate affairs, and each holder of Series A Voting Common Stock has one vote in respect of each share of Series A Voting Common Stock held by such holder of record on the books of the Company for the election of directors and on all matters submitted to a vote of shareholders of the Company.

Material Rights

The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting Common Stock and the Series B Non-Voting Common Stock together constitute a single class of shares of the capital stock of the Company.

Series B Non-Voting Common Stock

The amount of authorized Series B Non-Voting Common Stock is 2,000,000,000 shares, with a total of 4,995,127 shares outstanding as of May 1, 2025.

Voting Rights

There are no voting rights associated with Series B Non-Voting Common Stock except as required by applicable law and not capable of waiver.

Material Rights

The Series A Voting Common Stock and the Series B Non-Voting Common Stock have identical rights other than with respect to voting rights, and for all other purposes, the Series A Voting

Common Stock and the Series B Non-Voting Common Stock together constitute a single class of shares of the capital stock of the Company. Except as otherwise required by law, shares of Series B Non-Voting Common Stock are non-voting and are not entitled to vote on any matters submitted to a vote of shareholders of the Company. Notwithstanding the foregoing, for so long as any shares of Series B Non-Voting Common Stock are outstanding, the Company shall not, without the affirmative vote or written consent of a majority of the outstanding shares of Series B Non-Voting Common Stock, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) the Company's Articles of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Series A Voting Common Stock) the preferences, rights or powers of the Series B Non-Voting Common Stock.

Equity Unit Incentive Plan

As of December 31, 2024, the Company had an equity unit incentive plan (the "Prior Plan") with units that would pay a bonus equivalent to the value tracking one share of the Company's common stock in the event of a liquidity event as defined under the plan. The total number of units outstanding under the Prior Plan as of December 31, 2024 was over 91,000,000 units. In May 2025, the Company terminated the Prior Plan and established an Omnibus Equity Incentive Compensation Plan (the "New Plan") that allows the Company to issue restricted stock, stock options, and other forms of equity compensation. The Company reserved 215,000,000 shares of Series A Voting Common Stock and 105,000,000 shares of Series B Non-Voting Common Stock under the New Plan for equity compensation to employees and other personnel, and out of such reserve, the Company has issued options to purchase 215,000,000 shares of Series A Voting Common Stock and approximately 98,000,000 shares of Series B Non-Voting Common Stock for an exercise price of $0.05 per share.

Warrants

As of May 5, 2025, the Company has outstanding warrants allowing holders to purchase up to 77,850,000 shares of the Company's Series A Voting Common Stock.

During this Offering, the Company intends to issue warrants to one or more of its partners to purchase a number of shares of the Company's Series A Voting Common Stock, equal to up to one percent (1%) of the Company's fully-diluted equity securities as of the date hereof, for an exercise price of $0.33 per share (the "Potential Partner Warrants").

What It Means to be a Minority Holder

Holders of Series B Non-Voting Common Stock of the Company have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, holders of Series B Non-Voting Common Stock may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. An investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that an investor owns will go down, even if the value of the Company may go up (or down). If the value increases but there is a dilutive event, an investor would own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), new equity compensation grants, employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, typically preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

Transferability of Securities

For one year, the securities can only be resold:

- As part of an offering registered with the SEC (such as an initial public offering); however please note, even if we are successful with a potential direct public listing, there is no guarantee that shares purchased in this Offering will be registered in the direct public listing;
- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its industry, and all companies in the economy generally, are exposed to. These include, without limitation, risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C-AR. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our Business Projections Are Only Projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any Valuation Is Difficult to Assess

Any valuation for a prior offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and investors may risk overpaying for their investment.

The Transferability of the Securities Is Limited

With respect to any investment in a Regulation CF offering, investors must be prepared to hold the investment for several years or longer. For the 12 months following an investment in a Regulation CF offering, there will be restrictions on the securities purchased. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if an investor decides to sell these securities in the future, they may not be able to find, or may have difficulty finding, a buyer, and they may have to locate an interested buyer when they do seek to resell their investment. The Company may be acquired by an existing player in the industry. However, that may never happen, or it may happen at a price that results in investors losing money on an investment in the Company.

Investments Could be Illiquid for a Long Time

With respect to any investment in a Regulation CF offering, investors must be prepared to hold the investment for several years or longer. For the 12 months following an investment, there will be restrictions on how an investor can resell the securities received. More importantly, there are limited established markets for these securities. As a result, if an investor decides to sell these securities in the future, they may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen, or it may happen at a price that results in investors losing money on an investment in the Company.

The Company May Undergo a Future Change that Could Affect an Investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on any investment in the Company. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Investor Information Rights are Limited with Limited Post-Closing Disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in an offering. This may be limited information about our business plan and operations because in some categories the Company may not have fully developed certain operations or a long history of providing more disclosures. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Terms of Subsequent Financings May Adversely Impact an Investment in the Company.

We may engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of an investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of additional securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of an existing investment, and possibly a lower purchase price per security.

Management's Discretion as to Uses of Proceeds

The "Use of Proceeds" section described in the Company's Form C was an estimate based on the Company's then-current business plan. The Company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and the Company will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance or future plans are hypothetical and are based on management's best estimate of the probable results of the Company's operations and may not have been reviewed by the Company's independent accountants.

These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Potential Insider Investments

The amount raised in a Regulation CF or other securities offering may include investments from Company insiders or immediate family members, officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in such an offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing New Products and Technologies Entails Significant Risks and Uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

Investors in the Company's Regulation CF offering have no rights to vote on how the Company will be run and are trusting in Management's discretion in making good business decisions that will grow the value of the Company.

Furthermore, in the event of a liquidation of our company, investors will only be paid out if there is any cash remaining after all of the creditors and preferred shareholders of our Company have been paid out.

Investors Are Trusting that Company Management Will Make the Best Decisions for the Company

In purchasing securities as a minority shareholder, investors are trusting in management's discretion. Therefore, investors must trust the management of the Company to make good business decisions that grow the value of the Company.

This Offering Involves "Rolling Closings," which May Mean that Earlier Investors May Not Have the Benefit of Information that Later Investors Have

Once the Company meets the Target Amount for this Offering, we may request that the Intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become investors in the Company. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors in the Company and will have no such right.

Our New Product Could Fail to Achieve the Sales Projections We Expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of an investment in the Company.

We Face Significant Market Competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, tariffs, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Uncertain regulatory landscape due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our Trademarks, Copyrights and Other Intellectual Property Could be Unenforceable or Ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Cost of Enforcing Our Trademarks and Copyrights Could Prevent Us from Enforcing Them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, an investment in the Company could be significantly and adversely affected.

The Loss of One or More of Our Key Personnel, or Our Failure to Attract and Retain Other Highly Qualified Personnel in the Future, Could Harm Our Business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees.

Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of an investment in the Company. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of an investment in the Company.

We Rely on Third Parties to Provide Services Essential to the Success of Our Business

Our business relies on a variety of third-party vendors and service providers, including but not limited to data providers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, an investment in the Company could be adversely impacted by our reliance on these third-party vendors and service providers.

We Generate a Significant Amount of Revenue from a Major Partner. A Reduction in Demand from, or a Material Adverse Development in Our Relationship with, Any Significant Partners May Harm Our Business, Financial Condition, Results of Operations, or Prospects

In 2023 and 2024, we had a single partner representing 11.8% and 17.4% of our total revenues, respectively. Our dependence on major partners subjects us to a number of risks. Any negative changes in demand from these partners or their ability or willingness to perform under their contracts with us or to continue doing business with us after the term of their present contract(s) ends, would harm our business or financial condition, results of operations, and prospects.

Additionally, we have several partners through whose networks we obtain other partners. If we were to experience any material adverse developments with or lose these network partners, it is possible that we could lose the other partners that we obtained through them, which would harm our business financial condition, results of operations, and prospects.

The Company is Vulnerable to Hackers and Cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber- attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of an investment in the Company.

Economic and Market Conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, tariffs, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force Majeure Events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse Publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Market Volatility

The market for our service may be subject to rapid changes and unpredictable trends, affecting demand and sales.

Market Size and Growth

The size and growth of the market may not be as expected, impacting the Company's ability to capture market share and generate revenue.

Supply Chain Disruptions

Dependence on specific suppliers or manufacturers may expose the company to risks associated with disruptions in the supply chain.

Technology Dependence

Reliance on specific technologies that may become obsolete, or face issues could impact operations and competitiveness.

Regulatory Changes

Changes in regulations or failure to comply with existing regulations may lead to legal challenges, fines, or business interruptions. An uncertain regulatory landscape due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards, can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Data Breach Risks

Potential breaches in data security leading to the compromise of sensitive information could harm the Company's reputation and operations.

Litigation

On December 1, 2021, ConsumerDirect filed a lawsuit against Array US, Inc. and Pentius LLC, alleging trademark infringement, unfair competition, interference with contract, and other related claims and seeking over $7 million in damages. Array asserted a counterclaim against ConsumerDirect alleging interference with prospective economic advantage and other related claims. Array was awarded $1.3 million in damages, and punitive damages are scheduled for a retrial in September 2025. ConsumerDirect posted a $1.8 million bond to stay enforcement of the

$1.3 million actual damages portion of the original judgment pending ConsumerDirect's appeal to set aside that judgment. ConsumerDirect's appeal also will seek reinstatement of its affirmative claims for damages against Array. The appeal process could take approximately another year or more to resolve.

From time to time, the Company is involved in certain legal matters or claims which arise in the normal course of operations. Management believes, based in part on the advice of legal counsel, that the resolution of such matters will not have a material adverse effect on the financial position of the Company.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE PURCHASER, OWNERSHIP, AND SALE OF THE INVESTOR'S SHARES, AS WELL AS POSSIBLE CHANGES IN TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

REGULATORY INFORMATION

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act;

(3) The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act"), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;

(4) The Company is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), as a result of a disqualification as specified in Rule 503(a) of Regulation CF;

(5) The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification
No disqualifying event has been recorded in respect to the Company or its officers or directors or control persons.

Neither the Company nor its officers, directors, or control persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure
The Company has not previously failed to comply with the ongoing reporting requirements of Regulation CF.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30th (120 days after the Company's fiscal year end). Once posted, the annual report may be found on the Company's website at http://consumerdirect.com (https://consumerdirect.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:
1. it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. it has filed at least one (1) annual report pursuant to Regulation CF and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
3. it has filed at least three (3) annual reports pursuant to Regulation CF;

4. it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. it liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Platform Compensation

As compensation for the services provided by the Intermediary, the Issuer is required to pay to the Intermediary a fee consisting of eight and one-half percent (8.5%) commission based on the dollar amount of the Shares sold in this Offering and paid upon disbursement of funds from escrow at the time of each closing, as well as additional usage fees. The commission is paid in cash. In addition, the Intermediary will receive a one-time administrative and compliance fee of $10,000. The Issuer will also pay an affiliate of the Intermediary technology license fees equal to $5,000 upfront and $2,000 monthly. The Issuer will also pay another affiliate of the Intermediary marketing consulting and advisory fees of $30,000 upfront and $10,000 monthly. The Issuer will also pay another affiliate of the Intermediary for its services as a transfer agent in connection with this Offering, with the minimum fee of $250 monthly and varying depending on the number of shareholders.

INVESTMENT PROCESS

Investment Confirmation Process

In order to purchase Shares, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their securities indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be release to the issuer upon closing of the Offering, and the Investor will receive Shares in exchange for his or her investment.

The Intermediary will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be at least twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors, and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those Investors that have committed funds will be provided five (5) days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the Investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if they have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five (5) days from the date of the notice. Oversubscriptions: The Target Amount is $20,000, but investments in excess of the Target Amount and up to the Maximum Amount will be accepted at the Company's discretion.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the Target Date or Revised Target Date, whichever is earlier, to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their Shares from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to the Offering, such as the Company reaching its Target Amount, the company making an early closing, the Company making material changes to its Form C, and the Offering closing at its target date.

Material Changes: Material changes to the Offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If the Company makes a material change to the Offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five (5) business days to reconfirm their investment commitment. If Investors do not reconfirm their investment commitments, their investment will be canceled, and the funds will be returned.

Investor Limitations: Investors are limited in how much they can invest on all Regulation CF (crowdfunding) offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or greater than $124,000, then during any 12-month period, they can invest up to 10% of their annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If an investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, no investment limits apply.

Updates

Information regarding updates to the Offering and to subscribe can be found at invest.consumerdirect.com.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.